SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
AMENDMENT NO. 12
to
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
EASTERN AMERICAN NATURAL GAS TRUST
(Name of Subject Company (Issuer))
ENSOURCE ENERGY INCOME FUND LP
ENSOURCE ENERGY LLC
LEHMAN BROTHERS INC.
THE OSPRAIE FUND L.P.
OSPRAIE SPECIAL OPPORTUNITIES MASTER ALTERNATIVE HOLDINGS LLC
(Names of Filing Person (Offeror))
Units of Beneficial Interest
(Title of Class of Securities)
912833KA7
(CUSIP Number of Class of Securities)
Scott W. Smith
President
Ensource Energy LLC
general partner of Ensource Energy Income Fund LP
7500 San Felipe, Suite 440
Houston, Texas 77063
Telephone: (713) 659-1794
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
Copy to:
G. Michael O’Leary
Andrews Kurth LLP
600 Travis, Suite 4200
Houston, Texas 77002
(713) 220-4200
Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$169,743,000	$18,162.50

*Pursuant to Rules 0-11(d) and 0-11(a)(4) under the Securities Exchange Act of 1934, and solely for the purposes of calculating the registration fee, the market value of the securities to be received was calculated as the product of (i) 5,900,000 depositary units of Eastern American Natural Gas Trust (the sum of (x) 5,880,100 depositary units outstanding and (y) 19,900 trust units that can theoretically be reconstituted as depositary units under the Eastern American Natural Gas Trust depositary arrangement, each as of September 30, 2005 (as reported in Eastern American Natural Gas Trust’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005) and (ii) the average of the high and low prices of Eastern American Natural Gas Trust reported in the NYSE consolidated reporting system on November 21, 2005 ($28.77).
**$107.00 per million dollars of transaction value. The entire amount of the filing fee has been offset by the amount of the filing fee previously paid by Ensource Energy Income Fund LP as described below.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $22,445.42	Filing Party: Ensource Energy Income Fund LP
Form or Registration No.: Form S-4 (File No:333-126068)	Date Filed: September 15, 2005***
*** Of the total amount previously paid, $22,424.53 was paid in connection with the filing of the Registration Statement on Form S-4 (File No. 333-126068) (the “Registration Statement”) filed June 23, 2005, and $21.29 was paid in connection with the filing of Amendment No. 1 to the Registration Statement filed on September 15, 2005.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which the statement relates:
☑ third party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rules 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

NOTE: THIS AMENDMENT NO. 12 TO SCHEDULE TO AMENDS AND RESTATES IN ITS ENTIRETY THE ORIGINAL SCHEDULE TO FILED ON NOVEMBER 28, 2005, THE AMENDMENT NO. 1 TO SCHEDULE TO FILED ON DECEMBER 14, 2005, THE AMENDMENT NO. 2 TO SCHEDULE TO FILED ON DECEMBER 27, 2005, THE AMENDMENT NO. 3 TO SCHEDULE TO FILED ON JANUARY 4, 2006, THE AMENDMENT NO. 4 FILED ON JANUARY 10, 2006, THE AMENDMENT NO. 5 TO SCHEDULE TO FILED ON JANUARY 13, 2006, THE AMENDMENT NO. 6 TO SCHEDULE TO FILED ON JANUARY 31, 2006, THE AMENDMENT NO. 7 TO SCHEDULE TO FILED ON FEBRUARY 13, 2006, THE AMENDMENT NO. 8 TO SCHEDULE TO FILED ON MARCH 2, 2006, THE AMENDMENT NO. 9 TO SCHEDULE TO FILED ON APRIL 3, 2006, THE AMENDMENT NO. 10 TO SCHEDULE TO FILED ON MAY 30, 2006 AND THE AMENDMENT NO. 11 TO SCHEDULE TO FILED ON JUNE 1, 2006. THE ONLY DIFFERENCES BETWEEN THIS AMENDMENT NO. 12 AND AMENDMENT NO. 11 HAVE BEEN TO (1) ADD, AS BIDDERS, LEHMAN BROTHERS INC., THE OSPRAIE FUND L.P. AND OSPRAIE SPECIAL OPPORTUNITIES MASTER ALTERNATIVE HOLDINGS LLC AND (2) REVISE THE DISCLOSURE TO COMPORT WITH THE REVISED OFFER.
THIS TENDER OFFER STATEMENT ON SCHEDULE TO (THIS “SCHEDULE TO”) RELATES TO THE OFFER (THE “OFFER”) BY ENSOURCE ENERGY INCOME FUND LP, A DELAWARE LIMITED PARTNERSHIP (THE “PARTNERSHIP”), TO (1) PAY $31.00 IN CASH, WITHOUT INTEREST (THE “CASH CONSIDERATION’’), TO PURCHASE EACH OUTSTANDING DEPOSITARY UNIT (A “DEPOSITARY UNIT”) OF EASTERN AMERICAN NATURAL GAS TRUST, A DELAWARE STATUTORY TRUST (“NGT”), THAT IS HELD THROUGH THE DEPOSITARY ARRANGEMENT WITH JPMORGAN CHASE BANK, AS DEPOSITARY, THAT IS TENDERED TO THE PARTNERSHIP AND NOT WITHDRAWN, FOR UP TO 2,950,001 OF THE OUTSTANDING DEPOSITARY UNITS, AND FOR WHICH THE CASH CONSIDERATION OPTION IS PROPERLY ELECTED ON THE ACCOMPANYING LETTER OF TRANSMITTAL; AND (2) EXCHANGE ONE WHOLE NEWLY ISSUED COMMON UNIT OF THE PARTNERSHIP REPRESENTING A LIMITED PARTNERSHIP INTEREST OF THE PARTNERSHIP (A “COMMON UNIT”) AND PAY A PRO RATA SHARE (ROUNDED TO THE NEAREST $0.01) OF A SPECIAL CASH DISTRIBUTION OF $5.9 MILLION, AS SUCH AMOUNT IS REDUCED IN CERTAIN CIRCUMSTANCES (COLLECTIVELY, THE “EXCHANGE CONSIDERATION’’), FOR EACH OUTSTANDING DEPOSITARY UNIT THAT IS TENDERED TO THE PARTNERSHIP AND FOR WHICH THE EXCHANGE CONSIDERATION OPTION IS ELECTED OR THAT ARE TREATED AS HAVING SO ELECTED, ON THE ACCOMPANYING LETTER OF TRANSMITTAL, ON THE TERMS AND SUBJECT TO THE CONDITIONS DESCRIBED IN THE PROSPECTUS FILED AS EXHIBIT (A)(4) HERETO.
THE PARTNERSHIP HAS FILED A REGISTRATION STATEMENT WITH THE SECURITIES AND EXCHANGE COMMISSION ON FORM S-4 (FILE NO. 333-126068) RELATING TO THE COMMON UNITS TO BE ISSUED TO HOLDERS OF DEPOSITARY UNITS IN THE OFFER (THE “REGISTRATION STATEMENT”). THE TERMS AND CONDITIONS OF THE OFFER ARE SET FORTH IN THE PROSPECTUS THAT ARE PARTS OF THE REGISTRATION STATEMENT (THE “PROSPECTUS”) AND THE RELATED LETTER OF TRANSMITTAL, WHICH ARE EXHIBITS (A)(4) AND (A)(1)(A), RESPECTIVELY, HERETO.
ALL OF THE INFORMATION IN THE PROSPECTUS AND THE RELATED LETTER OF TRANSMITTAL, AND ANY PROSPECTUS SUPPLEMENT OR OTHER SUPPLEMENT THERETO RELATED TO THE OFFER HEREAFTER FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BY THE PARTNERSHIP IS HEREBY INCORPORATED BY REFERENCE IN ANSWER TO ITEMS 2 THROUGH 11 OF THIS SCHEDULE TO.
Item 1. Summary Term Sheet.
Information required by Item 1001 of Regulation M-A is contained in the Prospectus, which meets the requirements of § 421(d) of the Securities Act of 1933.
Item 2. Subject Company Information.
(a) As described in the Prospectus, the subject company is NGT. The information set forth in the Prospectus under the section titled “NGT Properties” is incorporated herein by reference. The address of NGT’s principal executive offices is that of JPMorgan Chase Bank, its trustee, which is 700 Lavaca, 2nd Floor, Austin, TX 78701. The trustee’s telephone number is (800) 852-1422.
(b) According to NGT’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, there were 5,880,100 Depositary Units outstanding as of May 1, 2006.
(c) The information set forth in the Prospectus under the section titled “NGT Market Price and Distribution Matters” is incorporated herein by reference.
Item 3. Identity and Background of Filing Person.
(a), (b) and (c)
The filing persons are the Partnership, Ensource Energy LLC, a Delaware limited liability company and its general partner (the “General Partner”), Lehman Brothers Inc., a Delaware corporation (“Lehman”), The Ospraie Fund L.P., a Delaware limited partnership (“OF”) and Ospraie Special Opportunities Master Alternative Holdings LLC, a Delaware limited liability company (“OSO” and, together with OF, the “Ospraie Parties”). The address of the principal executive office of the Partnership, the General Partner, and certain of their affiliates is 7500 San Felipe, Suite 440, Houston, Texas 77063. The address of Lehman is 745 Seventh Avenue, NY, NY 10019. The address of the Ospraie Parties is 320 Park Avenue, 27th Floor, New York, New York 10022. We refer to the Partnership, the General Partner, Lehman and the Ospraie Parties as the “Bidders.” The information set forth in the Prospectus under the sections titled “Partnership Business and Properties” and “Management” is incorporated herein by reference. None of the Bidders nor, to the best of the knowledge of the Bidders, has any of their respective directors, executive officers or other affiliates been convicted in a criminal proceeding (except traffic violations or similar misdemeanors) during the past 5 years, or been a party to any judicial or administrative proceeding during the past 5 years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining that person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any federal or state securities laws.
Item 4. Terms of the Transaction.
(a) The information set forth in the Prospectus under sections titled “Questions and Answers About the Exchange Offer and Second-step Merger”, “Summary”, “The Offer”, “The Second-Step Merger and Post-Merger Exchange Process”, “Comparison of Depositary Unitholders’ and Common Unitholders’ Rights” and “Description of Our Partnership Agreement” is incorporated herein by reference.
The Offer will expire at 5:00 p.m. New York city time on August 25, 2006, unless extended. The full text of the press release issued by the Partnership and the General Partner is filed as Exhibit (a)(1)(V) hereto and incorporated by reference.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
(a) Neither the Bidders, nor, to the best of the Bidders’ knowledge, any of their respective directors, executive officers or other affiliates has had any transaction with NGT or any of its executive officers, directors or affiliates that would require disclosure under Item 1005(a) of Regulation M-A.
(b) The Bidders have not had any negotiations or transactions during the past two years with NGT concerning any of the matters set forth in Item 1005(b) of Regulation M-A, except that in connection with the exchange offer and second-step merger, the General Partner has contacted NGT’s trustee and notified it of the exchange offer and second-step merger. The trustee indicated that it would neither recommend nor oppose such transactions. However, such discussions were on a preliminary basis and have not resulted in the trustee’s endorsement, opposition or opinion regarding the transactions contemplated in the registration statement.
In its Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, the trustee stated that it is aware that the Partnership has filed with the SEC a registration statement in which the Partnership describes “a proposed transaction pursuant to which [the Partnership] would attempt to acquire control of, and ultimately the entire interest in, [NGT].” NGT further stated that it has retained a financial adviser “to assist [NGT] with an evaluation of any such exchange offer.” NGT did not state whether it recommends that holders of depositary units accept or reject the exchange offer or whether it remains neutral with respect to the exchange offer, but did state that if the Partnership proceeds with the exchange offer, it is aware that applicable SEC rules will require that NGT advise holders of its depositary units whether NGT so recommends acceptance or rejection of, or remains neutral with respect to, the exchange offer.
The Partnership and the General Partner have since met with the trustee, its financial advisor and legal counsel to explain the terms of the Offer and to answer the questions of the financial advisor.
NGT’s trust agreement requires the consent of the trustee before the second-step merger can be effected, thus the Partnership intends to obtain the trustee’s support for the transactions contemplated in the Registration Statement. The information set forth in the Prospectus under the sections titled “Background and Reasons for and Alternatives to the Exchange Offer and Second-Step Merger” and “The Offer — Relationships with NGT” is incorporated herein by reference.
Item 6. Purposes of the Transaction and Plans or Proposals.
(a) and (c)
The information set forth in the Prospectus under the sections titled “The Offer — Purpose of the Offer; No Dissenters’ Rights”, “The Second Step Merger and Post-Merger Exchange Process — Plans for NGT and the Depositary”, “The Offer — Effect of the Exchange Offer on the Market for Depositary Units; NYSE Listing; Registration Under the Exchange Act; Margin Regulations”, “Our Cash Distribution Policy and Restrictions on Distributions” and “Comparison of Depositary Unitholders’ Rights and Common Unitholders’ Rights” are incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.
(a), (b) and (d)
The information set forth in the Prospectus under the section titled “The Offer — Source and Amount of Funds” and “The Offer — Conditions of the Offer” is incorporated herein by reference. To the best of the Bidders’ knowledge, there are no borrowed funds that would require disclosure under Item 1007(d) of Regulation M-A.
Item 8. Interest in Securities of the Subject Company.
(a) and (b)
The information set forth in the Prospectus under the section titled “The Offer — Relationships with NGT” is incorporated herein by reference. On January 15, 2004, Mr. Scott W. Smith individually acquired 50 depositary units at a price per depositary unit of $26.72. This transaction was effected through a broker.
Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
(a) The information set forth in the Prospectus under the section titled “The Offer — Fees and Expenses” is incorporated herein by reference.
Item 10. Financial Statements.
(a) and (b)
Both of the Partnership and the General Partner are newly-formed entities with no operating history. They were formed for the purpose of effecting the transactions and business plan described in the Prospectus. The information set forth in the financial statements and notes thereto annexed to the Prospectus is incorporated herein by reference. The Bidders do not believe that the financial statements of Lehman or the Ospraie Parties are material to a NGT depositary unitholder’s decision whether to tender or hold it depositary units. As a consequence, no financial statements of Lehman or the Ospraie Parties are provided.
Item 11. Additional Information.
(a)(1) Except to the extent already disclosed in this Schedule TO or as described in the Prospectus, neither the Bidders nor, to the best of their knowledge, any of the Bidders’ directors, executive officers or other affiliates, is a party to any present or proposed material agreement, arrangement, understanding or relationship with NGT or any of its executive officers, directors or affiliates that would require disclosure under Item 1011(a)(1) of Regulation M-A.
(a)(2),(3) and (4) The information set forth in the Prospectus under the sections titled “The Offer — Effect of the Exchange Offer on the Market for Depositary Units; NYSE Listing; Registration Under the Exchange Act; Margin Regulations” and “The Offer — Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.
(a)(5) To the best of the Bidders’ knowledge, there are not any material legal proceedings relating to the Offer.
(b) The information set forth in the Prospectus, to the extent not already incorporated in this Schedule TO, is incorporated herein by reference.
Item 12. Exhibits.

(a)(1)(A)	Form of Letter of Transmittal

(a)(1)(B)	Form of Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

(a)(1)(C)	Form of Notice of Guaranteed Delivery

(a)(1)(D)	Form of Letter to Brokers and Banking Institutions

(a)(1)(E)	Form of Letter to Clients

(a)(1)(F)	Form of FIRPTA Certificate

(a)(1)(G)	Form of Notice of Direct Registration

(a)(1)(H)	Form of letter to NGT Unitholders (incorporated by reference to Exhibit 99.14 to Amendment No. 4 of the Partnership’s Registration Statement on Form S-4 (SEC File No. 126068), filed on November 14,2005)

(a)(1)(I)	Form of press release dated November 29, 2005 relating to exchange offer (incorporated by reference to Exhibit 99.1 to the Partnership’s Current Report on Form 8-K, filed November 29, 2005)

(a)(1)(J)+	Form of press release dated December 14, 2005 relating to exchange offer

(a)(1)(K)+	Form of letter to NGT Unitholders dated December 27, 2005

(a)(1)(L)+	Form of presentation to brokers dated December 27, 2005 relating to the exchange offer

(a)(1)(M)+	Form of press release dated January 4, 2006 relating to the exchange offer

(a)(1)(N)+	Transcript of conference call recording made available January 10, 2006

(a)(1)(O)	Form of press release dated January 13, 2006 relating to the exchange offer (incorporated by reference to Exhibit 99.1 to the Partnership’s Current Report on Form 8-K, filed January 13, 2006)

(a)(1)(P)	Form of press release dated January 31, 2006 relating to the exchange offer (incorporated by reference to Exhibit 99.1 to the Partnership’s Current Report on Form 8-K, filed January 31, 2006)

(a)(1)(Q)	Form of press release dated February 13, 2006 relating to the exchange offer (incorporated by reference to Exhibit 99.1 to the Partnership’s Current Report on Form 8-K, filed February 13, 2006)

(a)(1)(R)	Form of press release dated March 1, 2006 relating to the exchange offer (incorporated by reference to Exhibit 99.1 to the Partnership’s Current Report on Form 8-K, filed March 1, 2006)

(a)(1)(S)	Form of press release dated April 3, 2006 related to the exchange offer (incorporated by reference to Exhibit 99.1 to the Partnership’s Current Report on Form 8-K, filed April 3, 2006)

(a)(1)(T)+	Form of press release dated May 15, 2006

(a)(1)(U)	Form of press release dated June 1, 2006 (incorporated by reference to Exhibit 99.1 to the Partnership’s Current Report on Form 8-K, filed June 1, 2006)

(a)(1)(V)	Form of press release dated July 31, 2006 (incorporated by reference to Exhibit 99.1 to the Partnership’s Current Report on Form 8-K, filed July 31, 2006)

(a)(4)	Prospectus (incorporated by reference to the Partnership’s Rule 424(b)(3) filing on August 1, 2006) relating to the Partnership Common Units to be issued in the Offer

(a)(4)(A)	Prospectus Supplement (incorporated by reference to the Partnership’s Rule 424(b)(3) filing on February 13, 2006) relating to the Partnership Common Units to be issued in the Offer

(d)(A)	Agreement of Limited Partnership of the Partnership, which is included as Annex A to Amendment No. 4 to the Partnership’s Registration Statement on Form S-4 (SEC File No. 126068), filed on November 14, 2005 and incorporated herein by reference

(d)(B)	Form of Agreement and Plan of Merger by and between the Partnership and NGT (incorporated by reference to Exhibit 10.5 to Amendment No. 2 of the Partnership’s Registration Statement on Form S-4 (SEC File No. 126068), filed on October 17, 2005)

(d)(C)	Form of Agreement and Plan of Merger by and between Merger Sub, a subsidiary of the Partnership, and NGT (incorporated by reference to Exhibit 10.7 to Amendment No. 2 of the Partnership’s Registration Statement on Form S-4 (SEC File No. 126068), filed October 17, 2005)

(h)(A)	Form of 5.1 Opinion of Andrews Kurth LLP (incorporated by reference to Exhibit 5.1 to Amendment No. 2 of the Partnership’s Registration Statement on Form S-4 (SEC File No. 126068), filed on October 17, 2005)

(h)(B)	Form of 8.1 Opinion of Andrews Kurth LLP (incorporated by reference to Exhibit 8.1 to Amendment No. 2 of the Partnership’s Registration Statement on Form S-4 (SEC File No. 126068), filed on October 17, 2005)

+   previously filed
Item 13. Information Required by Schedule 13E-3.
Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.
Ensource Energy Income Fund LP
     By:    Ensource Energy LLC, it sole general partner

By:	/s/ Scott W. Smith
Scott W. Smith
President

Date: August 3, 2006

Lehman Brothers Inc.
By:	/s/ Guy Hoffman
Guy Hoffman
Senior Vice President

Date: August 3, 2006

The Ospraie Fund L.P.
By:	Ospraie Group, LLC, its General Partner

By:	/s/ Eric Vincent
Eric Vincent
Authorized Signatory

Date: August 3, 2006

Ospraie Special Opportunities Master Alternative Holdings LLC
By:	Ospraie Associates, LLC, its Manager
By:	Ospraie Group, LLC, its Managing Member

By:	/s/ John Duryea
John Duryea
Authorized Signatory

Date: August 3, 2006

Index to Exhibits

(a)(1)(A)	Form of Letter of Transmittal

(a)(1)(B)	Form of Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

(a)(1)(C)	Form of Notice of Guaranteed Delivery

(a)(1)(D)	Form of Letter to Brokers and Banking Institutions

(a)(1)(E)	Form of Letter to Clients

(a)(1)(F)	Form of FIRPTA Certificate

(a)(1)(G)	Form of Notice of Direct Registration